

May 14, 2012

<u>Via E-mail</u>
Nehru Chomatil
Chief Executive Officer
Digagogo Ventures Corp.
645 Griswold St.
Suite 3500
Detroit, Michigan 48226-4120

  Re: Digagogo Ventures Corp.
    Item 4.01 Form 8-K
    Filed May 10, 2012
    File No. 333-166494

Dear Mr. Chomatil:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K</u>

<u>Item 4.01</u>

1. Refer to the third paragraph of the Form 8-K where you identify accounting disagreements with your former auditor. For each disagreement, please tell us supplementally:
    a. what period the disagreement relates to,

     b.   the nature of the disagreement including the company's position and the former accountant's position at the time of the disagreement,

     c.   the amounts involved,

     d.   why the disagreement could not be resolved or how it was resolved,

     e.   how and by whom any amounts were determined, and

     f.   whether or not you intend to restate any prior period for any adjustment, and if not, why.

2.   With respect to the disagreement with your former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K.

3.   Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your prior accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director